Exhibit 99

SHAW COMMUNICATIONS INC.

Business Conduct Standards

Purpose

Shaw’s Business Conduct Standards are a written statement of the ethical principles — based upon integrity, respect, teamwork, quality, innovation and citizenship — to be used as a guide to follow while conducting Shaw business. “Shaw” or the “Company” means Shaw Communications Inc. and all of its subsidiaries and “Shaw Team” or “team members” means Shaw’s directors, officers, employees, contractors, agents and consultants.

Compliance

All Members

We expect team members to comply with the letter and spirit of all applicable laws and regulations. In the absence of laws, regulations or written policies, we ask members of the Shaw Team to act fairly, impartially and in a proper manner using as our guides the Business Conduct Standards and our Company’s other practices and guidelines listed in the Company Practices and Guidelines section on the company intranet.

Management

Shaw’s management team has the additional responsibility to lead by example in order to promote and maintain a climate in which honest and ethical business conduct is the norm, to encourage open discussion and resolution of all business concerns, and to accept and investigate reports of possible misconduct as confidentially and as fairly as possible.

In addition to their obligations as part of Shaw’s management team, Senior Officers are also required to make full, fair, accurate, timely and understandable disclosure in reports and documents that Shaw files with government authorities and in other public communication documents.

Board of Directors

Members of Shaw’s Board of Directors are required to notify the Chair of the Corporate Governance and Nominating Committee of the Board of Directors or Shaw’s lead director (through Shaw’s Corporate Secretary or otherwise) of any real or potential perceived conflict of interest or other ethical issues which arise during the course of their board service.

Accounting and Finance Team Members

Team members with accounting and finance-related job functions must make diligent efforts to ensure that all of the Company’s books, records, accounts and financial statements are maintained and prepared, in reasonable detail, so as to appropriately reflect the Company’s transactions and financial position, in compliance with applicable accounting principles and financial reporting laws. Team members who have concerns or complaints regarding questionable accounting, internal accounting or disclosure controls or auditing matters are expected to raise such matters in accordance with these Business Conduct Standards. (See also the Code of Ethical Conduct for the Financial Teams in the Company Practices and Guidelines section on the company intranet.)

Related Policies and Guidelines

Team members are reminded that, in addition to these Business Conduct Standards, there are other policies, guidelines and standard practices of the Company dealing with specific matters in more detail. Also, there may be specific laws or regulations (e.g. CRTC orders and decisions, Canada’s Anti-Spam Legislation, criminal laws, occupational health and safety laws etc.) that apply, the violation of which is strictly prohibited.

See the Company Practices and Guidelines section on the company intranet for a list and copies of these policies, guidelines and standard practices.

Conflict of Interest

A conflict of interest can arise in any number of situations. It occurs most often when we, as part of the Shaw Team, or when a team member’s immediate family or friends, obtain a personal benefit at the expense of the Company. Any activity, investment, interest or association that interferes or might appear to interfere with our independent judgment or objectivity in performing our jobs or fulfilling our ethical or fiduciary duties is a conflict of interest. Therefore, we expect that team members will not:

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perform services for or have a material interest (as a guideline, more than 5% of the personal net worth of the team member or the team member’s immediate family) in a supplier, non -residential customer or competitor of Shaw;

•	perform outside work which interferes with job performance or fulfillment of ethical or fiduciary obligations, unless discussed with and approved by your supervisor; and

•	exploit the Company’s relationship with suppliers, contractors or other business partners for personal gain.

As it is not possible to list every situation in which a conflict, or an appearance of a conflict, may arise, all team members are encouraged to objectively evaluate their own personal circumstances. Any team member who has concerns about a potential conflict of interest should disclose the situation in confidence to their supervisor or the People & Culture Department for review and approval. In the event that any such situation is assessed to be an unacceptable conflict of interest, appropriate remedial action may be necessary.

The Shaw family has a substantial interest in Corus Entertainment Inc., a supplier of content to the Company. This relationship arose from the spin off in 1999 by Shaw of its programming division to create Corus. The Board of Directors of Shaw has determined that this ownership interest is an acceptable exception to these Business Conduct Standards, and it monitors specific transactions between Shaw and Corus on an ongoing basis.

Confidential, Proprietary and Personal Information

As a Shaw Team member, during your tenure you may learn about or create personal, private, confidential or proprietary information, which includes, but is not limited to, personal information about Shaw’s customers, employees and talent (including photographs), Shaw’s trade secrets or technology relating to such items as business strategy, new products under development, key processes, Company-developed software and technology, as well as reports, manuscripts, data, designs and other work products that have been produced or collected (collectively, the “Confidential Information”). Our trade secrets and technology often result from significant investment of our resources and are important assets that help maintain our competitive edge and that must be protected. In addition, federal privacy laws specifically require us to protect the confidentiality of personal information of customers and employees.

We depend on each team member to keep all of such information private and confidential. Each team member may also depend on their supervisor and the Company to keep confidential any personal matters that have been disclosed or discussed.

Team members should use the following guidelines when dealing with Confidential Information:

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Confidential Information about Shaw, its employees, related companies, customers, suppliers or business partners should not be discussed with anyone other than those who are authorized to receive such information. If you are unsure as to whether certain information is confidential, please check with your supervisor or manager before disclosing the information. If you obtain or find Confidential Information which you should not ordinarily have access to, you should promptly advise your supervisor without disclosing the information to others. Should you create, identify or communicate Confidential Information, it is suggested that it be marked as Confidential.

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Confidential Information obtained as a result of participation on the Shaw Team is not to be used for the purpose of furthering any private interest, as a means of making personal gains, or for any other personal purpose whatsoever.

•	The obligation to maintain confidentiality extends beyond a team member’s termination, resignation or retirement from Shaw.

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Shaw and its subsidiaries are subject to certain confidentiality obligations under licenses issued by the Canadian Radio-television and Telecommunications Commission (CRTC) and certain commercial agreements. Team members who deal with sales, marketing, customer service or affiliation matters should ensure that they are aware of, and comply with, these obligations.

In addition, all team members have a duty of fidelity to the Company and as such should refrain from discussing confidential corporate matters in public forums including social media platforms. For guidance on the acceptable use of social media as it pertains to Company matters, please refer to the Social Media Guidelines in the Company Practices and Guidelines section on the company intranet.

Team members are encouraged to seek guidance from their supervisor or manager if they become aware of any contraventions or suspected contraventions of this guideline.

Fair Dealing and Anti-Competition

Team members should endeavour to deal fairly with all of the Company’s customers, suppliers and competitors and should not take unfair advantage of anyone through manipulation, concealment, misrepresentation or any other unfair dealings or practices. Team members should avoid disparaging the competition, customers and partners, whether on social media or otherwise and should always identify themselves as being affiliated with Shaw when communicating with the public about Shaw and its products and services.

It is our obligation to comply with fair dealing and anti-competition laws designed to preserve and protect competition in goods and services that are critical to the business environment in which our Company operates. Violations of the anti-competition laws may lead to lawsuits exposing the Company to criminal charges, fines, damages and operational restrictions.

Some of the key areas that anti-competition laws impact are agreements or activities with competitors that directly or indirectly affect prices or lessen competition in one or more markets; agreements with competitors not to buy from a supplier or sell to a particular customer; and

advertising and promotional programs that may be construed to be misleading or anti-competitive.

Accordingly, we ask that team members also take special care in discussing past, present or future prices, pricing policies, bundling, discounts or allowances, royalties, terms or conditions of sale, costs, choice of customers, territorial markets, production, quotas, and allocation of customers or territories with a competitor.

Team members should promptly inform Senior Management if any government officials request information concerning the Company’s operations or dealings with competitors.

Canada’s Anti-Spam Legislation

Team members must be aware of, review, understand and abide all requirements of Canada’s Anti-Spam Legislation (CASL), and Shaw rules and processes that ensure compliance with CASL, including the Social Media Guidelines and the Guidelines for Electronic Communications to Customers, Prospects and Others. Team members are required to take the eLearning module and successfully complete a questionnaire testing their understanding of CASL.

Gifts, Entertainment, Favours

Exchanges of gifts (e.g. sports tickets, Christmas baskets or other favours) or entertainment (e.g. dinner, golf) are part of doing business. However, we must be careful not to compromise or appear to compromise our Business Conduct Standards or ethical principles as a result.

In general, team members will not, nor should any friend or member of their immediate family, give, accept or receive from any Shaw supplier, contractor, customer or competitor – directly or indirectly – any gifts or entertainment of greater than nominal value or any amount of money or loan or any other preferential treatment. All gifts and entertainment should be reported to your immediate supervisor or manager or, if more appropriate, the People & Culture Department.

Receiving gifts or entertainment of greater than nominal value must be approved by a Senior Officer or if appropriate, the Chief Executive Officer, prior to acceptance. This includes both tangible and intangible gifts such as vendor paid events, conferences and trips. Please refer to our Expense Guidelines for further details.

You may be able to determine whether offering or accepting a gift or entertainment is acceptable or appropriate by asking yourself:

•	Am I being asked to do something out of the ordinary, and would I be uncomfortable doing it?

•	How would accepting or giving the gift or entertainment appear to others at Shaw, my peers or the general public?

•	Do I have the authorization to do this?

•	Will my giving or accepting this gift or entertainment give influence when the Company pays or is paid for its products, services, etc.?

•	Should I give or accept this gift or entertainment merely because “it has always been done this way”?

•	Is this gift or entertainment being offered or given because my position at Shaw enables me to influence a Shaw decision in favour of the customer or supplier?

•	Is any effort being made to conceal the gift or entertainment?

If you are unsure as to whether a gift or entertainment is of nominal value or is otherwise appropriate to give, accept or receive, please check with your supervisor or manager.

Corporate Authorizations

Contracts

In order to protect the Company, only officers of the Company who have been given specific authority by the Board of Directors are able to bind the Company. Contracts are signed by officers of the Company in accordance with specific authorizations approved by the Board of Directors.

Public Matters

Only designated representatives are authorized to communicate with the media, financial analysts or investors on behalf of the Company.

Political and Governmental Affairs

Generally, only Senior Management will be asked to represent Shaw in political and government affairs, or to make representations to the government on behalf of the Company. Any team members involved in this role should take special care to ensure that any information provided is true, accurate and complete.

Political contributions made by or on behalf of Shaw must be made in full compliance with prevailing laws and regulations and require the prior approval of the Executive Chair or Chief Executive Officer.

Company Assets

All team members are responsible for safeguarding the Company’s assets under our control, including funds, property, information and records, and for providing accurate, auditable records of these assets.

Every team member is responsible for the prudent and effective use of Company funds, including those for travel and entertainment. Please refer to our Expense Guidelines for further details.

Team members may not use Company property or services for personal benefit unless the use of such property and services has been properly approved by management. The personal use of Company-owned land, materials, equipment or assets (including computers) must be approved in advance by a Vice President or Senior Officer.

All team members are responsible for using sound judgment when using Shaw’s computer networks and technology, particularly when accessing or sending information electronically. The proper use of electronic media protects the Company from risk. Irresponsible or inappropriate use of Shaw e-mail, social media accounts and pages, the Internet, external mail servers, messaging services, unauthorized software or computer networks could result in a violation of law or Company policy. This restriction includes the downloading, sending or resending of pornographic or other unlawful or inappropriate material (e.g. gambling, gaming).

All Shaw e-mail, social media accounts and pages and all communications through them are the property of Shaw. Accordingly, Shaw reserves the right to monitor the use of the Internet and e-mail and social media in order to protect the Company and its interests. For more information, please refer to the Internet & Intranet Guidelines and Social Media Guidelines in the Company Practices and Guidelines section on the company intranet.

Respect for Surroundings

Due to the nature of much of our business, we are invited into the homes and businesses of our customers. We are also active in our communities. We must be respectful of our surroundings and sensitive to how our activities affect the environments in which we operate.

Communicating Mechanism

Invitation to Discuss

In situations where the right ethical behaviour is unclear, or where there may be the appearance of a contravention of these guidelines, we support each other in seeking advice and clarification. We encourage team members to seek guidance from their manager or supervisor or Shaw’s People & Culture Department when not certain of the appropriate action to take in any circumstance.

Obligation to Report

The practice of superior ethical business conduct is the responsibility of every member of the Shaw Team. Team members are required to promptly report, in good faith, any conduct which is believed to be a violation or potential violation of these Business Conduct Standards, preferably before such incidents occur. Failure to report known violations – in effect, turning a blind eye to wrongdoing—may, in itself, be considered to be unethical.

The Company strongly encourages team members to work with their supervisors or managers, the People & Culture Department or any member of Senior Management in raising questions of ethical behaviour and in making any required reports. Reports are handled as confidentially as possible and no team member will suffer recourse solely for making a report in good faith.

Communication of Reports

Team members should first discuss any problems or concerns involving an actual or potential violation of Shaw’s Business Conduct Standards with their supervisor or manager. Alternatively, team members may also contact the People & Culture Department in confidence, either in person, by telephone or in writing. Members of the Board of Directors and officers of the Company should report any concerns or issues directly to the Chair of the Audit Committee of the Board of Directors or Shaw’s lead director.

Treatment of Reports

Supervisors and managers will endeavour to investigate and address any issues reported to them or, if necessary or desirable, refer it up through standard management channels. If the team member is not satisfied with the way an issue has been handled, they may pursue the matter further through the People & Culture Department, which will independently investigate and attempt to resolve the concerns raised. Alternately, the team member may report the matter directly to Shaw’s Business Conduct Standards Committee or, as described below, to the Chair of Shaw’s Audit Committee.

No Retaliation or Reprisals

It is important that team members feel comfortable about speaking up about a potential violation of law or regulation or Shaw’s Business Conduct Standards, without fear of retaliation or reprisal. Every effort will be made to maintain confidentiality during this process.

The Company will not (or permit any team member to) discharge, demote, suspend, threaten, harass or in any manner retaliate, reprise or take adverse action against any team member who in good faith reports, or assists with the investigation of, a potential violation of law, regulation or Shaw’s Business Conduct Standards. Any attempt to retaliate against a team member should be reported to the Chair of the Human Resources and Compensation Committee or the Chair of the Audit Committee and may lead to disciplinary action against the person attempting to retaliate.

Business Conduct Standards Committee

A team member, the People & Culture Department or the Chair of the Audit Committee may, at their discretion, refer specific issues to Shaw’s Business Conduct Standards Committee for further review and resolution. Such matters typically would involve material violations of Shaw’s Business Conduct Standards, violations not otherwise satisfactorily resolved, and matters requiring special or outside expertise.

The Committee is comprised of management representatives from each of the Consumer, Business, Wireless, People & Culture, TOPS, Legal and Finance departments. A list of these representatives, and a means to contact the Committee, is posted in the Shaw Business Conduct Standards section on the company intranet.

Legal and Regulatory-Related Concerns

We encourage team members to contact the Executive Vice President, Chief Legal and Regulatory Officer should they require any clarification on any legal or regulatory matters related to the Company or regarding a potential violation or breach of law or regulation. The Executive Vice President, Chief Legal and Regulatory Officer will consult with the Executive Vice President, Chief People and Culture Officer, the executive leadership team and advise the Board, as necessary and/or required on a case-by-case basis, regarding the potential breach of law or regulation and the response to the team member and the allegations.

Accounting-Related Concerns

We encourage team members to contact the Executive Vice President, Chief Financial & Corporate Development Officer or the Vice President, Finance & Controller should they require clarification regarding the Company’s accounting practices or policies. After such consultation, or if such consultation is not appropriate, team members with concerns involving accounting, internal accounting controls or auditing matters may submit a confidential, anonymous letter outlining their concerns to the Chair of the Audit Committee of the Board of Directors. The letter may be submitted in a sealed envelope marked “Private and Confidential – Attention: Chair of the Audit Committee, c/o People & Culture Department” and addressed to the Company’s head office at Shaw Court, Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta, T2P 4L4. Envelopes addressed in this matter will be forwarded unopened to the Chair of the Audit Committee. The team member’s identity will be treated anonymously and confidentially, unless the team member permits it to be disclosed or unless required by law.

The Chair of the Audit Committee will assess, investigate and work to resolve all concerns submitted to them, in such manner and involving only such persons as the Chair determines to be necessary or desirable (including independent, outside investigators and advisors, if appropriate). A record of concerns submitted, the results of any investigation as well as any recommended remedial action will be retained in confidence by the Chair of Audit Committee in compliance with applicable laws and the Company’s document retention procedures.

Disclosure of Compliance

Any supervisor or manager who is advised of a concern or complaint by a team member with respect to the Business Conduct Standards will report such matter on a confidential basis to the People & Culture Department, the Business Conduct Standards Committee or the Chair of the Audit Committee, regardless of the materiality of the matter. On a periodic basis, or as may otherwise be necessary, the Business Conduct Standards Committee (and if applicable, the Chair of the Audit Committee) will report, in summary form, to the Board of Directors, or its applicable committee, on reported violations of Shaw’s Business Conduct Standards. The Board of Directors, through its committees, will monitor on-going compliance and will take all such reasonable action as they, in their discretion, feel necessary or desirable to preserve and promote the principles set out in Shaw’s Business Conduct Standards.

Conclusion

We are confident that we can rely on every team member of the Company to do their part in following our Business Conduct Standards and our other practices and guidelines. If any individual is found to have authorized, condoned, participated in, concealed or failed to report actions that violate these standards, disciplinary action may be taken up to and including the termination of their employment with cause.

We ask all team members to conduct themselves in a manner that protects and enhances the value and reputation of Shaw and its employees and shareholders. We trust that our team members will use our Business Conduct Standards and our other practices and guidelines as a guide to ensure that we do the right thing and that we behave in a manner that demonstrates our commitment to ethical business practices and our respect for others.